Successfully Executing Strategy to Drive Long-Term Value for All Shareholders



National Bankshares

National Bankshares Investor Presentation – 2nd Quarter 2025

Forward-Looking Statements

National Bankshares, Inc. (the "Company" or "we") makes forward-looking statements in this presentation that are subject to significant risks and uncertainties. These forward-looking statements include statements regarding our profitability, liquidity, allowance for credit losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals, and are based upon our management's views and assumptions as of the date of this presentation. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward-looking statements.

These forward-looking statements are based upon or are affected by factors that could cause our actual results to differ materially from historical results or from any results expressed or implied by such forward-looking statements. These factors include, but are not limited to, inflation and changes in interest rates that may reduce our margins or reduce the value of financial instruments, the ability to maintain adequate liquidity by retaining deposit customers and secondary funding sources, especially if the Company's or banking industry's reputation becomes damaged, the adequacy of the level of the Company's allowance for credit losses, the amount of credit loss provisions required in future periods, and the failure of assumptions underlying the allowance for credit losses, general and local economic conditions, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury, the OCC, the Federal Reserve, the CFPB and the FDIC, and the impact of any policies or programs implemented pursuant to financial reform legislation, unanticipated increases in the level of unemployment in the Company's market, the quality or composition of the loan and/or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market, the real estate market in the Company's market, laws, regulations and policies impacting financial institutions, technological risks and developments, and cyber-threats, attacks or events, the Company's technology initiatives, geopolitical conditions, including trade restrictions and tariffs, and acts or threats of terrorism and/or military conflicts, or actions taken by the U.S. or other governments in response to trade restrictions and tariffs, and acts or threats of terrorism and/or military conflicts, the occurrence of significant natural disasters, including severe weather conditions, floods, health related issues, and other catastrophic events, the Company's ability to identify, attract, and retain experienced management, relationship managers, and support personnel, particularly in a competitive labor environment, performance by the Company's counterparties or vendors, applicable accounting principles, policies and guidelines, and risks associated with mergers, acquisitions, and other expansion activities.

These risks and uncertainties should be considered in evaluating the forward-looking statements contained in this presentation. We caution readers not to place undue reliance on those statements, which speak only as of the date of this presentation.

Non-GAAP Financial Measures

This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's management uses these non-GAAP financial measures in its analysis of the Company's performance. These measures typically adjust GAAP performance measures to exclude intangibles and include the tax benefit associated with revenue items that are tax-exempt, as well as adjust income available to common shareholders for certain significant activities or transactions that are infrequent in nature. Management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of the Company's core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Q2 2025 Highlights



	EPS	ROAA	ROATCE	Efficiency Ratio
UNADJUSTED[1]	**$0.36**	**0.51%**	**5.94%**	**78.31%**
CORE[1]	**$0.61**	**0.85%**	**10.00%**	**63.68%**

- ✓ Reported net income for the quarter of $2.29 million or $0.36 per common share and core net income of $3.85 million or $0.61 per common share[1]

- ✓ Core earnings reflect adjustment for $1.98 million pre-tax ($1.56 million after tax) conversion expense associated with the core banking system upgrade

- ✓ Significant improvement in earnings driven by higher interest income from repriced loans and lower deposit costs

- ✓ Recently upgraded to a new core banking system, which brings improved technology to customers and to nearly every facet of the Bank's operations

- ✓ Began leadership transition, with Lara Ramsey succeeding Brad Denardo as President and CEO of the Company and Bank, effective July 1, 2025 (Denardo will remain Chairman of the Board)

- ✓ Continue to maintain strong liquidity and credit quality

Source: Company filings; (1) Unadjusted figures prepared in accordance with GAAP. Core figures are non-GAAP measures and exclude non-recurring items. See appendix for non-GAAP reconciliations

NKSH at a Glance

Founded: 1891 - The National Bank of Blacksburg ("NBB")

Headquarters: Blacksburg, VA

Ticker: NKSH (Nasdaq)

Branches / LPOs: 28 branches / 1 LPO



● Branch

★ Loan production office ("LPO")

Financial Highlights (as of or for the quarter ended 6/30/2025)	
Assets	$1.8 billion
Gross Loans	$1.0 billion
Deposits	$1.6 billion
Shareholders' Equity	$169 million
TCE / TA[1]	8.71%
GAAP Net Income	$2.3 million
Core ROAA[1]	0.85%
Core ROATCE[1]	10.00%
Core Efficiency Ratio[1]	63.68%

Valuation Highlights (as of 7/29/2025)	
Market Capitalization	$184 million
Price / Tangible Book Value[1]	1.17x
Price / 2026E EPS[2]	10.6x
Dividend Yield[3]	5.2%

Sources: S&P Capital IQ Pro, Company filings; (1) Unadjusted figures prepared in accordance with GAAP. Core figures are non-GAAP measures and exclude non-recurring items. See appendix for non-GAAP reconciliations; (2) Based on mean of Wall Street research estimates for NKSH; (3) Based on calendar year 2024 dividend of $1.51

Delivering Exceptional Returns to Our Shareholders



Total Shareholder Return: January 2000 to June 2025

Source: S&P Capital IQ

Consistently Growing Our Dividend

Common Dividends Declared Per Share: 2000 to 2024



Source: S&P Capital IQ Pro; Note: 2023 includes $1.00 special dividend paid in Q1 2023

Peer-Leading Efficiency

Noninterest Expense / Average Assets (%)



2018	2019	2020	2021	2022	2023	2024	Q2 2025
2.02	2.05	1.78	1.61	1.58	1.76	1.83	1.90

■ NKSH   ‑ ‑ Selected Peers: 25th to 75th Percentile [1]

Sources: S&P Capital IQ Pro; Note: Noninterest expense excludes non-recurring expenses and foreclosure and repo expense; (1) See appendix for peer group detail

Dominant Market Share in Our Core Markets

County	Market Rank	Branches in Market	Deposits in Market ($M)	Deposit Market Share	% of Franchise
Montgomery	3	7	$664.8	22.2%	40.6%
Tazewell	1	7	256.5	19.8%	15.6%
Pulaski	1	3	195.1	35.7%	11.9%
Giles	1	3	177.6	64.1%	10.8%
Wythe	3	1	128.4	14.7%	7.8%
Waynesboro (City)	5	1	63.2	8.2%	3.9%
Radford (City)	4	1	47.9	13.2%	2.9%
Galax (City)	6	1	35.4	8.2%	2.2%
Staunton (City)	8	1	32.4	2.8%	2.0%
Washington	10	1	20.3	1.5%	1.2%
Bedford	12	1	11.0	0.6%	0.7%
Roanoke (City)	12	1	6.3	0.2%	0.4%
Total / Wtd. Avg.	**5**	**28**	**$1,638.9**	**9.2%**	**100.0%**

Top 3 rank in counties representing >85% of deposits

Montgomery		Market
Institution	Rank	Share
Atlantic Union	1	23.9%
Wells Fargo	2	22.6%
National Bankshares	**3**	**22.2%**
First Bancorp	4	9.2%
Truist	5	7.3%

Tazewell		Market
Institution	Rank	Share
National Bankshares	**1**	**19.8%**
First Region	2	18.2%
Truist	3	17.4%
Wells Fargo	4	12.1%
New Peoples	5	10.4%

Pulaski		Market
Institution	Rank	Share
National Bankshares	**1**	**35.7%**
Atlantic Union	2	26.8%
Truist	3	12.4%
First Community	4	8.5%
First Bancorp	5	7.1%

Giles		Market
Institution	Rank	Share
National Bankshares	**1**	**64.1%**
Truist	2	32.6%
Peterstown	3	3.2%

Wythe		Market
Institution	Rank	Share
Truist	1	17.5%
First Bancorp	2	16.0%
National Bankshares	**3**	**14.7%**
Atlantic Union	4	13.5%
First Community	5	12.7%

Source: S&P Capital IQ Pro; Note: Information as of 6/30/2025

Diversified and Resilient Deposit Franchise

- ✓ Retail and small business-oriented deposit base
- ✓ Rates have inflected since peaking in Q3 2024 and should see continued relief with further rate cuts
- ✓ Strong liquidity position provides flexibility during times of economic turmoil

6/30/2025 Deposit Composition


Non-interest bearing demand
Interest-bearing demand
Savings
Time
20%
19%
9%
52%

NBB Cost of Interest-Bearing Deposits vs Fed Funds[1]


4.33%
2.28%
1Q2015
3Q2015
1Q2016
3Q2016
1Q2017
3Q2017
1Q2018
3Q2018
1Q2019
3Q2019
1Q2020
3Q2020
1Q2021
3Q2021
1Q2022
3Q2022
1Q2023
3Q2023
1Q2024
3Q2024
1Q2025
NBB Cost of IB Deposits
Average Fed Funds Rate

Sources: S&P Capital IQ Pro, Company filings; (1) https://fred.stlouisfed.org/series/FEDFUNDS

Responsible Lending Drives Pristine Credit Quality



✓ Conservative underwriting standards

✓ No high-risk lending concentrations

✓ No lending to VC/PE industry

✓ Low LTVs and high DSCRs

6/30/2025 Loan Composition



- Real estate construction
- Consumer real estate
- Commercial real estate
- Commercial non real estate
- Public sector and IDA
- Consumer non real estate



Net Charge-offs / Average Loans: 2008 to Q2 2025



■ NKSH ■ S&P U.S. BMI Banks

Sources: S&P Capital IQ Pro, Company filings

Robust Capital Levels and Return

NBB at 6/30/2025	Actual Ratio	Well Capitalized
Total Capital	17.02%	10.00%
Tier 1 Capital	16.13%	8.00%
Common Equity Tier 1	16.13%	6.50%
Tier 1 Leverage	10.49%	5.00%

- ✓ NKSH and NBB possess robust regulatory capital levels

- ✓ We carefully consider all options for our excess capital in light of the operating environment

- ✓ We have prudently returned capital to shareholders via common dividends and share repurchases

- ✓ In February 2023, we paid a $1.00 special dividend[2]

- ✓ We expect to continue returning capital as market conditions permit





Sources: S&P Capital IQ Pro, Company filings; (1) See appendix for peer group detail. Chart presents median values;
(2) https://www.sec.gov/Archives/edgar/data/796534/000143774923000880/ex_463087.htm#:~:text=(NASDAQ%3A%20NKSH)%20(the,as%20of%20January%2023%2C%202023

Strong Financial Position Provides Optionality

Organic Growth

✓ Contiguous and new markets offer more growth prospects than legacy markets

✓ Open loan production offices in attractive markets (e.g., Charlottesville, VA)

✓ Recently opened new branch in Roanoke, VA

Mergers and Acquisitions

✓ Completed acquisition of Frontier Community Bank on June 1, 2024

✓ Acquisition added three branch locations in Waynesboro, Staunton and Lynchburg

Capital Return

✓ Will continue to weigh capital return against organic growth and M&A

✓ Will not sacrifice position as a safe haven bank

New Business Lines

✓ Will look at business lines that may be synergistic with our existing lines

✓ Will not pursue speculative new business initiatives

Appendix

Peer Group Detail

NKSH Selected Peers[1]	
ACNB Corporation	Mid Penn Bancorp
Ameriserv Financial, Inc.	Old Point Financial Corporation
C&F Financial Corporation	Penns Woods Bancorp, Inc.
First Community Bancshares, Inc.	Peoples Bancorp of North Carolina, Inc.
First United Corporation	Shore Bancshares, Inc.

(1) Based on peers included in NKSH's 2022 proxy statement.

Non-GAAP Reconciliations – Q2 2025

Tangible common equity:

Total stockholders' equity (GAAP)	$168,736
Less: Goodwill	(10,718)
Less: Core deposit intangible, net	(1,671)
Tangible common equity (non-GAAP)	156,347

Tangible assets:

Total assets (GAAP)	$1,806,610
Less: Goodwill	(10,718)
Less: Core deposit intangible, net	(1,671)
Tangible assets (non-GAAP)	1,794,221

Tangible common equity / tangible assets (TCE/TA):

Tangible common equity (non-GAAP)	$156,347
Tangible assets (non-GAAP)	1,794,221
Tangible common equity / tangible assets (non-GAAP)	8.71%

Tangible book value per share:

Tangible common equity (non-GAAP)	$156,347
Common shares outstanding	6,366
Tangible book value per share (non-GAAP)	$24.56

Average tangible common equity:

Average stockholders' equity (GAAP)	$166,971
Less: Average intangible assets	(12,447)
Average tangible common equity (non-GAAP)	154,524

Unadjusted efficiency ratio:

Noninterest income (GAAP)	$2,279
Net interest income, FTE (non-GAAP)	11,235
Total income for efficiency ratio (non-GAAP)	13,514
Total noninterest expense for efficiency ratio (GAAP)	10,583
Unadjusted efficiency ratio (non-GAAP)	78.31%

Core efficiency ratio:

Noninterest income (GAAP)	$2,279
Net interest income, FTE (non-GAAP)	11,235
Total income for efficiency ratio (non-GAAP)	13,514
Total noninterest expense for efficiency ratio (GAAP)	10,583
Less: Conversion expense	(1,977)
Noninterest expense for efficiency ratio (non-GAAP)	8,606
Core efficiency ratio (non-GAAP)	63.68%

Core net income:

Net income (GAAP)	$2,289
Plus: Conversion expense, net of taxes	1,562
Core net income (non-GAAP)	3,851

Source: Company filings

Non-GAAP Reconciliations – Q2 2025

Unadjusted ROATCE:

Net income (GAAP)	$2,289
Average tangible common equity (non-GAAP)	154,524
Unadjusted ROATCE (non-GAAP)	5.94%

Core ROATCE:

Core net income (non-GAAP)	$3,851
Average tangible common equity (non-GAAP)	154,524
Core ROATCE (non-GAAP)	10.00%

Unadjusted ROAA:

Net income (GAAP)	$2,289
Average assets (GAAP)	1,815,371
Unadjusted ROAA (GAAP)	0.51%

Core ROAA:

Core net income (non-GAAP)	$3,851
Average assets (GAAP)	1,815,371
Core ROAA (non-GAAP)	0.85%

Core earnings per share (EPS):

Core net income (non-GAAP)	$3,851
Weighted average diluted shares outstanding	6,362
Core EPS (non-GAAP)	$0.61

Source: Company filings